Exhibit (a)(13)


FOR IMMEDIATE RELEASE


                    Deutsche Post Completes Tender Offer for
                            Air Express International


     Basel, Switzerland/ Bonn, Germany -- February 10, 2000 -- Deutsche Post AG announced today that its tender offer to purchase all outstanding shares of Air Express International Corporation (NASDAQ: AEIC) at $33 per share in cash expired at 12:00 midnight, New York City time on Wednesday, February 9, 2000. Deutsche Post has accepted for payment all Air Express International shares validly tendered and not withdrawn prior to the expiration of the offer.

     Based on a preliminary count, approximately 32,301,523 shares of Air Express International (approximately 96% of the outstanding shares) were tendered. Payment for the shares accepted for payment is expected to be made promptly.

     On November 15, 1999, Deutsche Post announced that it had signed a definitive merger agreement with Air Express International Corporation. As a result of the merger, the shares of Air Express International that were not acquired in the tender offer will be converted into the right to receive $33 per share in cash, and Air Express International will become a wholly-owned subsidiary of Deutsche Post. Deutsche Post plans to proceed promptly with the steps necessary to complete the merger.

     Air Express International will be integrated into the Intercontinental Business Unit of Danzas, a subsidiary of Deutsche Post AG. Danzas Intercontinental and Air Express International are both well established, world class providers of integrated logistics services on a global basis. Danzas Intercontinental/AEI will be number one in Air freight and become one of the top 5 companies around the world in Ocean freight forwarding. Both operate extensive worldwide networks offering superior services. Combining the two networks will enable Danzas Intercontinental/AEI with its more than 12,000 employees to further expand geographic coverage and service offerings allowing it to serve customers from a single source (one-stop shopping). The high service level is based on a worldwide IT network.

     For additional information, please contact Danzas Holding Ltd., Patrick Kaiser, 44-61-268-7612, or Deutsche Post, Dr. Martin Dopychai/ U. Bensien, 44-228-182-9988.